UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 23, 2010

Commission File Number: 000-52296

WOLF RESOURCES, INC.
(Name of Registrant in its charter)

Nevada	000-52296	20-2414965
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3500 Carillon Point
Kirkland, WA 98022
(Address of principal executive offices) (Zip Code)

(425) 749-7287
(Registrant’s telephone number, including area code)
Copies to:
Gregg E. Jaclin, Esq.
Kristina L. Trauger, Esq.
Gary S. Eaton, Esq.
Anslow + Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
(732) 409-1212

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

WOLF RESOURCES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

WOLF RESOURCES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF WOLF RESOURCES, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about March 24, 2010, to the holders of common shares, par value $0.001 per share (the “Common Shares”) of Wolf Resources, Inc., a Nevada corporation (“Wolf” or the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On March 19, 2010, the Company entered into a Share Exchange Agreement, dated March 19, 2010 (the “Share Exchange Agreement”) with Airline Intelligence Systems Inc. (“AISystems”) and the shareholders of AISystems (the “AISystems Shareholders”).  The closing of the transaction (the “Closing”) took place on March 19, 2010 (the “Closing Date”). On the Closing Date, we acquired 50.8% of the outstanding shares of common stock and 72.6% of the Series A preferred stock of AISystems (the “AISystems Stock”) from the AISystems Shareholders.  In exchange for the AISystems Stock, the AISystems Shareholders acquired from us 51,960,523 shares of our common stock and 1,692,240 shares of Series B preferred stock on a fully diluted basis, with up to an additional 64,289,477 shares of Wolf Common Stock and 637,665 shares of Wolf Series B preferred stock to be issued upon the delivery of additional shares of AI Systems Stock, assuming 100% delivery of the AI Systems Stock, which will represent a total of 116,250,000 shares or approximately 75% of our issued and outstanding common stock on a fully diluted basis and a total of 2,329,905 shares or 100% of our issued and outstanding Series B preferred stock (collectively, the “Exchange Shares”).

Additionally, pursuant to the Share Exchange Agreement, the holders of any outstanding warrants and options of AI Systems (collectively, the “Convertible Securities”), upon the exercise or conversion of the Convertible Securities, shall have the right to convert such Convertible Securities into the kind and amount of the Company’s  shares of stock and other securities and property which such holder would have owned or have been entitled to receive of AISystems prior to the Closing of the Merger, multiplied by ..95767068

Pursuant to the terms of the Share Exchange Agreement, Graeme McNeill (“McNeill”) and Christopher Patterson (“Patterson”), the principal shareholders of the Company, cancelled a total of 34,488,000 shares of Common Stock.

Upon Closing, AISystems became a partially-owned subsidiary of the Company. The directors of the Company have approved the Share Exchange Agreement and the transactions contemplated under the Share Exchange Agreement. The directors of AISystems have approved the Share Exchange Agreement and the transactions contemplated thereunder.

As a further condition of the Merger, McNeill, the sole officer and director of the Company, resigned and the following persons, Mr. Stephen C. Johnston (Chairman), Steven Frankel and James Beatty were appointed as the new directors upon effectiveness of an information statement required by Rule 14f-1, promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”) and the following persons were appointed as officers:

NAME	POSITION
Stephen C. Johnston	President, Chief Executive Officer
Gary Clifford	Chief Financial Officer
Salil Munjal	Chief Operating Officer
Charles Mawby	Senior Vice President, Marketing
D. Kordell Fournier	Vice President & General Counsel

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the Closing of the Merger on March 19, 2010, the Company had 100,000,000 authorized Common Shares and 20,000,000 shares of preferred stock, par value $0.001 per share, of which 90,714,523 common shares are issued and outstanding and 1,692,240 shares of Series B preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Each share of Series B preferred stock entitles the holder thereof to four hundred (400) votes on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common shares beneficially owned on March 19, 2010 upon Closing of the Merger, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 90,714,523 common shares and 1,692,240 Series B Preferred shares issued and outstanding.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Class Before Offering (1)
Dynamic Intelligence, Inc.	28,557,596	31.48%
Merus Capital I, LP	7,833,512	8.64%
Stephen C. Johnston	252,812(3)	0.28%
Gary Clifford	236,632(2)(3)	0.26%
Salil Munjal	218,431(3)	0.24%
Charles Mawby	0	0.00%
D. Kordell Fournier	0	0.00%
Steven Frankel	0	0.00%
James Beatty	0	0.00%
All Officers and Directors as a group (7 individuals)	707,875	0.78%

(1)
Based on 90,714,523 shares of Common Stock issued and outstanding on a fully diluted basis after the close of the Combination, assuming the effectiveness of an increase in the authorized common stock of the Company.

(2)	Mr. Clifford is not the beneficial owner of 200,000 common shares.
(3)	Restricted Common Stock.

Series B Preferred Stock

The following table sets forth certain information regarding our Series B Preferred stockholders beneficially owned on the Closing Date, for (i) each stockholder known to be the beneficial owner of 5% or more of the outstanding Series B Preferred Stock of the Company, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.  As of the date of filing, we have 1,692,240 shares of Series B Preferred Stock issued and outstanding. Each share of Series B Preferred Stock entitles the holder to 400 votes on all matters submitted to a vote of stockholders of the Company.

Name of Beneficial Owner	Number of Series B Shares Owned	Percent of Class Before Offering (1)
Dynamic Intelligence, Inc.	1,500,000	88.64%
Stephen C. Johnston	0	0
Gary Clifford	0	*
Salil Munjal	0	*
Charles Mawby	0	0
D. Kordell Fournier	0	0
Steven Frankel	0	0
James Beatty	0	0
All Officers and Directors as a group (8 individuals)	0	*

*  Less than 1%.

(1)	Based on 1,692,240 shares of Series B Preferred Stock issued and outstanding after the close of the Combination.

CHANGES IN CONTROL

In connection with the Share Exchange Agreement, on March 19, 2010, the AISystems Shareholders acquired from us 1,692,240 shares of Series B preferred stock and 51,960,523 shares of our common stock on a fully diluted basis, with up to an additional 64,289,477 shares of Wolf Common Stock and 637,665 shares of Wolf Series B preferred stock to be issued upon the delivery of additional shares of AI Systems Stock, assuming 100% delivery of the AI Systems Stock, which will represent a total of 116,250,000 shares or approximately 75% of our issued and outstanding common stock on a fully diluted basis and a total of 2,329,905 shares or 100% of our issued and outstanding Series B preferred stock.  As such, immediately following the Merger, the AI Systems Shareholders hold approximately 57.28% of the total issued and outstanding Common Stock of the Company and 100% of the total issued and outstanding preferred stock of the Company.

In connection with the Closing of the Merger, Graeme McNeill resigned from his position as a director of the Company upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act.  Further, in connection with the resignation of Graeme McNeill, the following persons were appointed as our directors and officers upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act.

NAME	AGE	POSITION
Stephen C. Johnston	45	Chairman, President, Chief Executive Officer and Director
Steven Frankel	67	Independent Director
James Beatty	65	Independent Director
Gary Clifford	41	Chief Financial Officer
Salil Munjal	40	Chief Operating Officer
Charles Mawby	50	Senior Vice President, Marketing
D. Kordell Fournier	31	Vice President & General Counsel

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

NAME	AGE	POSITION (1)
Stephen C. Johnston	45	Chairman, President, Chief Executive Officer and Director
Steven Frankel	67	Independent Director
James Beatty	65	Independent Director
Gary Clifford	41	Chief Financial Officer
Salil Munjal	40	Chief Operating Officer
Charles Mawby	50	Senior Vice President, Marketing
D. Kordell Fournier	31	Vice President & General Counsel

(1)
Officer resignations are effective immediately at the Closing of the Merger.  Resignations from the Director positions will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Stephen Johnston – President & Chief Executive Officer; Chairman of the Board of Directors

Stephen is the business force that has driven AISystems since inception. His expertise in financing, team building and customer acquisition is evidenced by the success AISystems has had to date. He is an entrepreneur who has founded a number of private and publicly-traded companies in the telecommunications and healthcare sectors. Previously, Stephen was the President and CEO of Genetic Diagnostics Inc., a pioneer in the detection of genetic anomalies. He holds a B.Eng. in Mechanical Engineering from the Technical University of Nova Scotia and a B.Sc. in Mathematics & Physics from Mount Allison University.

Steven Frankel – Director

Steven has served in top-level executive positions in the medical diagnostics industry over a 30-year period.  He is currently CEO of ACON Laboratories, Inc. a leading company in the medical diagnostics market, and served as its President from 2004 to 2006. From October 2006 to October 2008 he was with Accumetrics Inc. a privately held medical device company where he held the position of CEO and board member until rejoining ACON. Prior, he was Principal of Frankel Merchant Group and advised healthcare companies regarding business strategy, mergers, and acquisitions. From 1992 to 1998 he was CEO of Quidel Corporation, a manufacturer of physicians’ office diagnostic tests. Steven spent a large portion of his career as President of various divisions of Becton, Dickinson and Company, a Fortune 500 company, from 1979 to 1992. Mr. Frankel attended the Executive Program at Stanford University and received his BA in Philosophy with Honors from Clark University.

James Beatty – Director

James is the President and founder of Trinity Corporation, an independent merchant bank located in Toronto focused on providing growth capital to small and medium-sized companies that has completed over 150 deals valued at almost $1 billion since 1982.

With over thirty years experience in the investment industry, James has served in top-level positions on more than 30 company boards in Canada and the United States. He has customarily chaired the Audit Committee or Compensation Committee, and he presently sits on three company boards.

Since May 2006, James has served as the Executive Chairman of Consorteum Holdings, an electronic transaction processing and management services company in the financial services, payment and transaction processing industries. From January 2005 to the present, he has also been the Chairman of Canary Resources Inc., a U.S. publicly traded coal bed methane company. From March 2006 until June 2008, he served as Chairman of First Metals Inc., a Canadian base metals producer listed on the Toronto Stock Exchange.  From June 2007 to the present, James has been Chairman of Bronte Renewables Group S.A. a private renewable merchant bank.

James earned a MBA and MA from the University of Toronto. He is past president of the Association for Corporate Growth and is a frequent guest lecturer at York University and the University of Toronto.

Mr. Beatty qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of Regulation S-K.

Gary M. Clifford – Chief Financial Officer

Gary serves as Managing Director of Penfold Capital Corporation. He is also chairman of Penfold Capital Acquisition II Corporation (TSV: PAC.P), Penfold Capital Acquisition III Corporation (TSV: PNF.P) and Phonetime Inc. (TSX: PHD). Mr. Clifford previously served several public companies listed in both Canada and the US. Prior, Gary was with Counsel Corporation (an investment company listed on the TSX and formerly listed on NASDAQ as Executive Vice-President and Chief Financial Officer. Prior, Gary served in various executive capacities, including VP Corporate Development with Leitch Technology Corporation (now Harris Corporation NYSE: HRS). Leitch is a global media infrastructure technology company (formerly listed on the TSX and NASDAQ). Gary is a Chartered Accountant, a graduate with a Bachelor of Arts from the University of Toronto and a member of the National Association of Corporate Directors.

Salil Munjal – Chief Operating Officer

Salil serves as Managing Director of Penfold Capital Corporation. He is also a director of Penfold Capital Acquisition II Corporation (TSV: PAC.P), Penfold Capital Acquisition III Corporation (TSV: PNF.P). Prior,  he served as a senior executive including as Chief Operating Officer at Leitch Technology Corporation,(now Harris Corporation; NYSE: HRS) a global media infrastructure technology company formerly listed on the NASDAQ and TSX and then as a senior executive at  at Hydrogenics Corporation, a clean technology company. Salil holds a B.Sc. (Hon.) from the University of Toronto and a LL.B. from Queen’s University.

Charles Mawby – Senior Vice President, Marketing

Charles joined the Company in 2006. Charles has over 25 years of commercial software development and deployment experience focusing on successfully delivering mission critical enterprise software products and solutions to market. Prior, he has held key roles as a senior executive responsible for the delivery of software products in several successful public and private high-technology companies, such as NetManage, Remuera Corporation, and TechNode. Charles founded and managed a number of successful software companies, acting in a variety of leadership roles overseeing marketing, product management and software development in the design and delivery of products that meet customer needs.

Kordell Fournier – Vice-President & General Counsel

From 2007 to 2009 was an associate at the law firm of McCarthy Tйtrault LLP where he practiced corporate/securities law, acting for various reporting issuers and underwriters in various corporate finance deals, including private placements, public offerings, mergers and acquisitions.  Kordell also advised various market intermediaries on matters relating to capital markets regulation.  Prior to returning to McCarthy, Kordell provided legal advice to RBC Financial Group relating to capital markets regulation from 2004 to 2007.  Kordell began his legal career in 2003 with McCarthy as an articling student before joining RBC.

Kordell completed a concurrent H.B.A./LL.B. from the Richard Ivey School of Business and the University of Western Ontario Faculty of Law and is a member of the Law Society of Upper Canada, the Ontario Bar Association and the Canadian Bar Association.

LEGAL PROCEEDINGS

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

There are no outstanding judgments against the Company or any consent decrees or injunctions to which the Company is subject or by which its assets are bound and there are no claims, proceedings, actions or lawsuits in existence, or to the Company’s knowledge threatened or asserted, against the Company or with respect to any of the assets of the Company that would materially and adversely affect the business, property or financial condition of the Company, including but not limited to environmental actions or claims. However, from time to time, is involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

An employee terminated in 2009, is claiming that she was wrongfully dismissed and is seeking damages. The Company believes that it has complied with law in completing her termination. As such the Company believes that her claim is without merit.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Ordinary Shares and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

To the Company’s knowledge, other than Stephen Johnston and Roy Miller, each of whom and their families have an indirect beneficial interest in Dynamic Intelligence Inc. (“Dynamic”), which is, among other things, the principal stockholder of the Company and the licensor of the Company’s material intellectual property, no director, officer or employee of the Company and no entity that is an affiliate or associate of one or more of such individuals (within the meaning of applicable securities legislation):

1.
owns, directly or indirectly, any interest in (except for common stock representing less than 10% of the outstanding shares of any class or series of equity securities of any company), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a material competitor of the Company or its business or a lessor, lessee, supplier, distributor, sales agent or customer of the Company or its business; or

2.	has any cause of action or other claim whatsoever against the Company in connection with the Company’s business.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Our Board currently does not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do plan to appoint such committees in the near future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by the Company, for the year ended December 31, 2009, 2008 and 2007.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary	Bonus ($)	Stock Award ($)	Option Award ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Graeme McNeill	2009	0	0	0	0	0	0	0	0
former CEO and Director

Chris Paterson,	2009	0	0	0	0	0	0	0	0
Former Pres, CEO	2008	0	0	0	0	0	0	0	0
and Director	2007	0	0	0	0	0	0	0	0

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards at December 31, 2009.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase Ordinary Shares pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

AISYSTEMS EXECUTIVE COMPENSATION SUMMARY

Summary Compensation Table

The following table sets forth all cash compensation paid by the Company, for the years ended December 31, 2009, 2008 and 2007.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary	Bonus ($)	Option Award ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Stephen Johnston, President & CEO and Chairman
	2007	234,053	-	-	-	-	-	234,053
	2008	253,703	200,000	-	-	-	-	453,703
	2009	172,151	-	-	-	-	662,500(4)	834,651
James Beatty, Director(1)
	2007	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-

Steven Frankel, Director(2)
2007	-	-	13,800	-	-	-	13,800
2008	-	-	-	-	-	-	-
2009	-	-	40,960	-	-	-	40,960
Gary Clifford Chief Financial Officer(3)
Salil Munjal, Chief Operating Officer(3)
Charles Mawby, Senior Vice President, Marketing
2007	158,269	-	-	-	-	-	158,269
2008	178,229	-	-	-	-	-	178,229
2009	166,806	-	17,320	-	-	-	184,126
Kordell Fournier, Vice President, General Counsel & Corporate Secretary(3)

(1)	James Beatty joined the Board in 2009. In 2006, Mr. Beatty was grants 100,000 stock options with a strike price of $0.10 as a consultant to the Company.
(2)	Steven Frankel joined the Board in 2007
(3)
Messrs. Clifford, Munjal and Fournier (the “Consultants”) have agreed to serve as officers of, and consultants to, the Company effective the Closing Date. Prior, each of the Consultants have, directly or indirectly, provided from time to time advisory services to AISystems or a subsidiary thereof. Upon the Closing Date:  Mr. Clifford shall be providing certain business and accounting consulting services to the Company; Mr. Munjal shall be providing business consulting services to the Company; and Mr. Fournier legal consulting services to the Company.

(4)
The Company issued 1.75 million shares to Mr. Johnston in 2009 for retention and for services rendered. Throughout 2009, the Company issued equity capital at prices ranging from $0.01 to $0.75 per share.  At times, the Company was unable to raise any equity capital and issued debt with multiple detachable warrants ranging from one to ten warrants with an exercise price of $0.01 for each dollar of debt raised in an effort to maintain business operations as access to equity capital became impossible as the global recession strengthened and investor confidence diminished. Each warrant entitled a holder to exchange a nominal value warrant for a fully paid common stock. For accounting purposes, the Company recorded $662,500 in expense related to this issuance. The early stage nature of the company, its status as a private company, the absent of liquidity for the Company’s stock, the challenging economic environment which existed in 2009, the Company’s constant need for cash to continue operations, the unproven nature of its technology makes ascertaining its valuation very difficult and imprecise, resulting in significant volatility in the value ascribed to stock issuances.

Outstanding Equity awards at Fiscal Year End

Other than as set out herein, there are no outstanding equity awards at December 31, 2009.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Stock option plans

The Company has issued stock options to employees, consultants and advisors under two Stock Option Plans, (i) The 2005 Stock Option Plan and (ii) The 2008 Stock Option Plan. The Company has also issued Non-Plan stock options to certain consultants and advisors.

The Company’s 2005 Stock Option Plan, dated December 8, 2005 (as amended from time to time) has reserved 6,000,000 Common Shares for issuance and the Company’s 2008 Stock Option Plan, dated May 30, 2008, has reserved 5,000,000 Common Shares for issuance. Additionally, the Company has reserved 841,500 Common Shares for outstanding non-plan stock options.

The Board of Directors administers the Company’s Plans. The exercise prices of the options granted are determined by the Board of Directors and are generally established at the estimated market value of the Company’s common shares at the date of grant. The Board of Directors determines the term of each option, the number of shares for which each option is granted and the rate at which each option is exercisable. Options are granted with terms not to exceed five years under the 2005 Plan and 10 years under the 2008 Plan.  The fair value of each option award is estimated on the date of grant using a Black Scholes option pricing model using the assumptions as disclosed herein. The expected volatility is based on similar public entities for which share price information is available. The Company uses historical data to estimate option exercise and employee termination to determine the appropriate inputs to the model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. For those option awards that have performance conditions, the fair value is estimated on the date of grant using the same model and assumes that performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, and risk-free rate used in estimating those options’ fair value are the same as those noted for options granted without performance conditions.

Stock Plan Curtailment/Modification in 2007

On June 11, 2007, the Company modified its 2005 Stock Option Plans to amend certain rights and obligations of the stock options plans. In accordance with FASB ASC 718 (SFAS 123R), the Company has accounted for these changes as a Plan Curtailment/Modification. To implement the change from an accounting standpoint, the Company is deemed to have effectively repurchased the original award and issued a new award at the time of the Plan Curtailment/Modification. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. The modifications to the plan included amongst other things and allowed the following:

●	Right to exercise – the option holder now has the right to exercise the option after vesting (no longer dependent on a triggering event).

●	Stock-split – the options will now be automatically adjusted to reflect the impact of a stock-split or stock-consolidation.

●	Upon termination, the holder would has 90 days to make a decision to either exercise or forfeit any vested options; previously there was no timeline.

●	First right of refusal (terminated employees) – The Company has the first right of refusal to buy back the share of any terminated employees, executed at fair value.

●	First right of refusal (share transfers) – The Company has the first right of refusal to buy back the share of any proposed share transfers, executed at fair value.

In 2009, the Company undertook two re-pricing of stock options outstanding under the 2005 Employee stock Plan, the 2008 Employee stock option plan and with non-plan options. Under the first, whether vested or unvested to the lessor of (i) $0.75 per option and the current and (ii) the current conversion price, provided the optionee had a continuing involvement with the Company at the time of the re-pricing. 2,208,750 options were re-priced from the various Stock Option Plans under this re-pricing. Under the second, re-pricing of stock options outstanding under the 2005 Employee stock Plan, the 2008 Employee stock option plan and with non-plan options, whether vested or unvested to the lessor of (i) $0.25 per option and the current and (ii) the current conversion price, provided the optionee had a continuing involvement with the Company at the time of the re-pricing. 4,091,500 options were re-priced from the various Stock Option Plans under this re-pricing.

In April 2009, the Company issued 2,285,000 of stock options with a strike price of $0.75 per share.

In October 2009, the Company granted 1,825,000 stock options at a strike price of $0.10 per common share to management and advisors with vesting over key future performance milestones.

Consolidated Schedule of Stock Option Plans

A summary of the Company’s stock options from December 7, 2005 (inception) to December 31, 2009 is presented below:

	Shares under option	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Weighted Average Grant Date Fair Value
Outstanding at December 7, 2005 (inception)
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Forfeited	-	$-	-	$-
Outstanding at December 31, 2005	-	$-	-	$-

Granted	2,443,750	$0.66	4.20	$0.17
Exercised	(85,000)	$0.50	-	$-
Forfeited	(187,500)	$0.97	-	$0.25
Outstanding at December 31, 2006	2,171,250	$0.64	4.20	$0.17
Exercisable at December 31, 2006	-	$-	-	$-

Granted - plan modification	4,230,000	$0.33	3.15	$4.61
Exchanged - plan modification	(2,171,250)	$0.64	-	$0.17
Granted	822,500	$2.74	4.53	$1.02
Exercised	-	$-	-	$-
Forfeited	(125,000)	$1.96	-	$0.51
Outstanding at December 31, 2007	4,927,500	$0.69	3.36	$4.09
Exercisable at December 31, 2007	3,572,250	$0.36	3.14	$4.54

Granted	2,760,250	$5.69	6.19	$1.65
Exercised	(20,000)	$1.00	-	$-
Forfeited	(349,000)	$1.98	-	$0.19
Outstanding at December 31, 2008	7,318,750	$2.53	4.60	$3.43
Exercisable at December 31, 2008	4,499,873	$0.51	1.88	$4.23

Granted	4,755,000	$0.25	9.48	$0.10
Exercised	-	$-	-	$-
Cancelled	(1,185,000)	$0.75	-	$1.04
Forfeited	(1,485,750)	$0.24	-	$1.94
Outstanding at December 31, 2009	9,403,000	$0.25	5.20	$2.18
Exercisable at December 31, 2009	6,144,331	$0.25	5.00	$2.54

A summary of the status of the Company’s non-vested options from December 7, 2005 (inception) to December 31, 2009 is as follows:

Non-vested Options	Shares

Non-vested at December 31, 2006	2,171,250

Granted in 2007	5,052,500
Vested	(3,572,250)
Exchanged	(2,171,250)
Forfeited	(125,000)
Non-vested at December 31, 2007	1,355,250

Granted in 2008	2,760,250
Vested	(927,623)
Exercised	(20,000)
Forefeited	(349,000)
Non-vested at December 31, 2008	2,818,877

Granted in 2009	4,755,000
Vested	(1.644,458)
Exercised	-
Cancelled	(1,185,000)
Forefeited	(1,485,750)
Non-vested at December 31, 2009	3,258,669

The total fair value of stock options granted to all employees and directors that vested during the year ended December 31, 2009, 2008 and 2007 was $617,612, $2,418,757 and $13,239,378 respectively. Since inception no employee stock options have been exercised. The intrinsic value of options outstanding and exercisable at December 31, 2009, 2008 and 2007 was $Nil, $1,079,969 and 16,575,240, respectively.

Employee and Director stock options:

Activity in the Company’s stock options granted to employees and directors from December 7, 2005 (inception) to December 31, 2009 was as follows:

	Options	Weighted Average Exercise Price

Outstanding, January 1, 2006	-	-
Granted	1,955,500	$0.67
Forfeited	(187,500)	$0.97
Exercised	-	$-

Outstanding, December 31, 2006	1,768,000	$0.64

Exercisable, December 31, 2006	-	$-

Granted - plan modification	3,423,500	$0.33
Exchanged - plan modification	(1,768,000)	$0.64
Granted	566,000	$2.43
Forfeited	(125,000)	$1.96
Exercised	-	$-

Outstanding, December 31, 2007	3,864,500	$0.58

Exercisable, December 31, 2007	2,674,500	$0.28

Granted	895,250	$6.54
Forfeited	(334,000)	$1.84
Exercised	-	$-

Outstanding, December 31, 2008	4,425,750	$1.70

Exercisable, December 31, 2008	3,103,083	$0.33

Granted	1,015,000	$0.26
Forfeited	(1,485,750)	$0.24
Exercised	-	$-

Outstanding, December 31, 2009	3,955,000	$0.25

Exercisable, December 31, 2009	3,133,166	$0.25

The fair value of employees and directors stock options was estimated using the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company’s share price of 20% (2008 – 20%), a weighted average risk free interest rate of 2.5% (2008 – 4.5%) over an expected term of 5 years (5 years).

Stock option to consultants:

The activity in the Company’s stock options granted to consultants from December 7, 2005 (inception) to December 31, 2009 were as follows:

	Options	Weighted Average Exercise Price

Outstanding, January 1, 2006	-	-
Granted	228,250	$0.64
Exercised	(25,000)	$0.50
Forfeited	-	$-
Outstanding, December 31, 2006	203,250	$0.66

Exercisable, December 31, 2006	-	$-

Granted - plan modification	406,500	$0.33
Exchanged - plan modification	(203,250)	$0.66
Granted	245,000	$3.42
Exercised	-	$-
Forfeited	-	$-

Outstanding, December 31, 2007	651,500	$1.08

Exercisable, December 31, 2007	486,250	$0.59

Granted	1,435,000	$5.37
Exercised	(20,000)	$1.00
Forfeited	(15,000)	$5.00

Outstanding, December 31, 2008	2,051,500	$4.21

Exercisable, December 31, 2008	935,290	$2.74

Granted	3,740,000	$0.25
Exercised	-	$-
Cancelled	(1,185,000)	$0.75

Outstanding, December 31, 2009	4,606,500	$0.25

Exercisable, December 31, 2009	2,549,665	$0.25

The fair value of stock options granted to consultants was estimated using the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the company’s share price of 20.% (2008 – 20%), a weighted average risk free interest rate of 2.5% (2008 – 4.5%) over an expected term of 5 years (2008 – 5 years).

During 2008, 20,000 of the consulting stock options were exercised for cash proceeds of $20,000. In 2007, no consulting stock options were exercised. In 2006, 25,000 (50,000 post split) of the consulting stock options were exercised for cash proceeds of $12,500. In 2005 no consulting stock options were exercised.

Non plan options:

The activity in the Company’s stock options granted to consultants from December 7, 2005 (inception) to December 31, 2009 were as follows:

	Options	Weighted Average Exercise Price

Outstanding, January 1, 2006	-	-
Granted	260,000	$0.64
Forfeited	-	$-
Exercised	(60,000)	$0.50

Outstanding, December 31, 2006	200,000	$0.66

Exercisable, December 31, 2006	-	$-

Granted - plan modification	400,000	$0.32
Exchanged - plan modification	(200,000)	$0.66
Granted	11,500	$3.42
Forfeited	-	$-
Exercised	-	$-

Outstanding, December 31, 2007	411,500	$0.59

Exercisable, December 31, 2007	411,500	$0.59

Granted	430,000	$5.00
Forfeited	-	$-
Exercised	-	$-

Outstanding, December 31, 2008	841,500	$2.75

Exercisable, December 31, 2008	461,500	$0.89

Granted	-	$-
Forfeited	-	$-
Exercised	-	$-

Outstanding, December 31, 2009	841,500	$0.25

Exercisable, December 31, 2009	461,500	$0.25

The fair value of the non-plan stock options was estimated using the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the company’s share price of 20.0%, a weighted average risk free interest rate of 4.5% over an expected term of 5 years.

In 2006, 60,000 (120,000 post split) of the non-plan stock options were exercised for cash proceeds of $30,500. In 2009, 2008, 2007 and 2005 no non plan stock options were exercised.

In 2006, the Company adopted a non-qualified stock option plan in connection with the engagement of Access Alternative Group S.A. as a consultant of the Company. Since adoption, the plan provided for a grant of 450,000 non-qualified stock options for Access Alternative Group S.A. As of December 31, 2008, there were options to purchase 450,000 shares (2007 – 400,000) outstanding, 400,000 were fully vested (2007 – 400,000). No options were exercised; vesting is at the sole discretion of the Board of Directors.

In 2006, the Company adopted a non-qualified stock option plan in connection with the engagement of Interior Expressions Inc. as a consultant of the Company.  The plan provided for a grant of 60,000 non-qualified stock options for Interior Expressions Inc.  In 2007, the options to purchase the 60,000 shares were exercised and common shares were issued.

In 2007, the Company adopted a non-qualified stock option plan in connection with the engagement of Investcan Inc. as a consultant of the Company.  The plan provided for a grant of 7,500 non-qualified stock options.  As of December 31, 2008, there were options to purchase 7,500 outstanding and fully vested (2007 – 7,500). No options have been exercised and no stock options remain unvested.

In 2007, the Company adopted a non-qualified stock option plan in connection with the engagement of WSFP, LLC. as a consultant of the Company.  The plan provided for a grant of 4,000 non-qualified stock options.  As of December 31, 2008, there were options to purchase 4,000 outstanding and fully vested (2007 – 4,000). No options have been exercised and no stock options remain unvested.

In 2008, the Company adopted a non-qualified stock option plan in connection with the engagement of Mr. Melman as a consultant of the Company.  The plan provided for a grant of 300,000 non-qualified stock options.  As of December 31, 2008, there were options to purchase 300,000 outstanding and unvested. Vesting is linked to specific future events.

In 2008, the Company adopted a non-qualified stock option plan in connection with the engagement of Mr. Spring as a consultant of the Company.  The plan provided for a grant of 80,000 non-qualified stock options.  As of December 31, 2008, there were options to purchase 80,000 outstanding and unvested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

WOLF RESOURCES, INC.

By:	/s/ Stephen Johnston
Stephen Johnston
President, CEO and Chairman

Dated: March 25, 2010